

June 3, 2014

Via E-mail
Andres Gluski
President and Chief Executive Officer
The AES Corporation
4300 Wilson Boulevard
Arlington, Virginia 22203

      Re: The AES Corporation
                Form 10-K for Fiscal Year Ended December 31, 2013
                Filed February 26, 2014
                Form 10-Q for Fiscal Quarter Ended March 31, 2014
                Filed May 8, 2014
                File No. 1-12291

Dear Mr. Gluski:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 75

Capital Resources and Liquidity, page 98

Overview, page 98

1.   We note your disclosure in note 7 to the financial statements that you have $122 million of noncurrent receivables which have not been converted into financing receivables and do not have contractual maturities of greater than one year. Please tell us your consideration of revising your disclosure in the second to last full paragraph on page 99

regarding certain accounts receivable classified as noncurrent to address the nature and terms of this $122 million in noncurrent receivables, including your assessment of any risk associated with collection of these receivables.

Proportional Free Cash Flow (a non-GAAP measure), page 103

2.   Please tell us your consideration of disclosing how you computed the proportional adjustment factor applied in arriving at proportional operating cash flow, proportional maintenance capital expenditures, net of reinsurance proceeds and proportional non-recoverable environmental capital expenditures each period. We believe this information is necessary to make the reconciliation to operating cash flows clearly understandable, as contemplated in Item 10(e)(1)(i)(b) of Regulation S-K. Please also tell us your consideration of disclosing this same information where you disclose proportional free cash flow in earnings releases furnished on Form 8-K.

3.   We note you include a schedule of capital expenditures with your presentations of non-GAAP financial measures in earnings releases furnished on Form 8-K. Please explain to us why the total capital expenditures per the tabular 8-K disclosure is higher than total capital expenditures in your Form 10-K and your consideration of providing a similar schedule here of capital expenditures reconciled to capital expenditures disclosed in your statements of cash flows.

Parent Company Liquidity, page 105

4.   Please refer to the last paragraph under this heading. You indicate that one or more of the subsidiaries currently in default could at some point in time fall within the definition of a "material subsidiary" and trigger an event of default and possible acceleration of the Parent Company's outstanding debt securities.   Please tell us your consideration of describing what would constitute a "material subsidiary" to enable investors to better understand the risk of cross-default.

Item 8. Financial Statements and Supplementary Data, page 114

Notes to Consolidated Financial Statements, page 120

8. Investments in and Advances to Affiliates, page 141

5.   We note your disclosure that the aggregate carrying amount of investments in equity affiliates exceeds the underlying equity in their net assets by $214 million at December 31, 2013. Please refer to ASC 323-10-50-3 and tell us your consideration of disclosing your accounting treatment for this difference. In addition, we note that the carrying amount of investments in equity affiliates exceeded the underlying equity in their net assets by only $37 million at December 31, 2012. Please help us understand the cause of the increased difference between the carrying amount and underlying equity in net assets

of equity affiliates during 2013. In this regard, we note that undistributed earnings of equity affiliates only increased $18 million in this same period, and there do not appear to be any significant new equity affiliates in 2013.

12. Debt, page 149

6. Please refer to Rule 4-08(e)(1) of Regulation S-X and tell us your consideration of disclosing the amount of retained earnings or net income restricted as to the payment of dividends. In this regard, we note your disclosure on page 152 that the senior secured credit facilities include limitations on restricted payments such as shareholder dividends.

14. Contingencies, page 153

7. Please refer to ASC 450-20-50-1 and tell us your consideration of revising disclosures under the Environmental and Litigation subheadings to replace the term "reserves" with other terminology that is descriptive of the nature of the accrual, such as estimated liability. Use of the term "reserves" may create confusion since accrual of a loss related to a contingency does not create or set aside funds to lessen the possible financial impact of a loss. Additionally, please tell us your consideration of discussing in the footnotes or Management's Discussion and Analysis of Financial Condition and Results of Operations any significant changes in your contingency accrual, such as the $81 million reduction of the accrual during 2013.

17. Segments and Geographic Information, page 162

8. We note that you decreased from nine to six reportable segments in 2013 and as a result, the regulated utility operations are now aggregated with the non-regulated generation operations within each geographic region. If you have determined that the regulated utility operations do not represent an operating segment or segments separate and distinct from unregulated generation activities within each region, and particularly in the US and Brazil, please tell us how you applied the guidance in ASC 280-10-50-1 through 9 in determining your operating segments. Alternatively, if operating segments have been aggregated in arriving at the revised reportable segments, please disclose this information pursuant to ASC 280-10-50-21.a. and tell us the basis for such aggregation considering all of the aggregation criteria in ASC 280-10-50-11.

18. Share-Based Compensation, page 165

9. We note you use the simplified method in determining the expected term for stock options granted. Please refer to SAB 110 and explain to us why your historical share option exercise experience does not provide a reasonable basis upon which to estimate expected term.

24. Acquisitions and Dispositions, page 177

Dispositions, page 177

10.   Please tell us in detail how you concluded that Cartagena should not be classified as discontinued operations upon the sale of your majority interest in this entity in 2012. In this regard, we note your disclosure that the results of Cartagena were not classified as discontinued operations due to the Company's continued ownership interest, yet we note you only retained a 14% interest in Cartagena after the 2012 disposal. Additionally, please tell us whether you expected the counterparty to the sale transaction to exercise its option to purchase your remaining 14% interest when the option became exercisable one year and one month after the sale of your majority interest in Cartagena and how this provision of the sale agreement impacted your analysis as to whether classification as discontinued operation was required. Refer to ASC 205-20.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Key Trends and Uncertainties, page 36

11.   We note your disclosure regarding your investments in Bulgaria and the numerous events, any of which could have a material impact on the Company. Please discuss and quantify, to the extent practical, the reasonably likely impact on your results of operations and financial condition of the February 2014 restructuring of NEK as well as Standard and Poor's lowering of NEK's credit rating. Please also expand your disclosure to discuss if any impairment testing has been conducted, and if so, the results of the testing indicating the factors considered in concluding no adjustments to the assets were necessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief